

21001502

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Second Street Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd., Suite 150

(No. and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee   (818) 657-0288

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debasish Banerjee _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Second Street Securities, Inc. _____ , as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
_____

_____

Signature

_____

FINOP

Title

SEE ATTACHED JURAT

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECOND STREET SECURITIES, INC.

Table of Contents

SIPC Form 7

Independent Accountant's Report on Applying Agreed Upon–
Procedures Related to an Entity's SIPC Assessment Reconciliation

CALIFORNIA JURAT   **GOVERNMENT CODE § 8202**

State of California

County of _____ Los Angeles _____

Subscribed and sworn to (or affirmed) before me on

this __12th__ day of __February__, 20_21_, by
     Date   *Month*   *Year*

(1) _____ Debasish Banerjee _____

(and (2) _____).
               Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
               Signature of Notary Public

M. WEBB
Notary Public - California
Los Angeles County
Commission # 2292097
My Comm. Expires Jun 8, 2023

Place Notary Seal and/or Stamp Above

──────────────────── **OPTIONAL** ────────────────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Annual Audited Report _____

Document Date: _____ 2/12/21 _____ Number of Pages: ___2___

Signer(s) Other Than Named Above: _____

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Second Street Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Second Street Securities, Inc.as of December 31, 2020 the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Second Street Securities, Inc.as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Second Street Securities, Inc.'s management. My responsibility is to express an opinion on Second Street Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Second Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Second Street Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Second Street Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Second Street Securities, Inc.'s auditor since 2006.
Tarzana, California
February 22, 2021

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	3,048,833
Receivables from broker dealers		693,131
Goodwill and Other Assets		133,582,162
Total Assets	$	137,324,126

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$	3,192
Due to related party		930,199
Total Liabilities		933,391

STOCKHOLDER'S EQUITY

Common stock, $0.50 par value, 1,000 shares authorized, issued, and outstanding		500
Additional paid-in-capital		135,674,499
Retained Earnings		715,736
Total Stockholder's Equity		136,390,735
Total Liabilities and Stockholder's Equity	$	137,324,126

SECOND STREET SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2020

REVENUES

Revenue (Note 4)	$	4,266,868
Total Revenues		4,266,868

EXPENSES

Intercompany Service Fees	3,707,548
Bank charges	5,575
SIPC dues	6,495
Dues and subscriptions	6,727
Outside contractors	72,000
Insurance	14,868
Audit fees	19,500
Other Expenses	7,468
Total Expenses	3,840,181

NET INCOME BEFORE INCOME TAXES		426,687
LESS: INCOME TAX EXPENSE (Note 6)		112,750
NET INCOME	$	313,937

SECOND STREET SECURITIES, INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2020

Beginning Stockholder's Equity, January 1, 2020	$ 136,076,798
Net income	313,937
Additional Paid in capital	-
Dividends	-
Ending Stockholder's Equity, December 31, 2020	$ 136,390,735

SECOND STREET SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	313,937

Adjustments to reconcile net income to net cash
provided by operating activities:

(Increase) decrease in assets	
Receivables from broker dealers	(8,508)
Goodwill and Other Assets	(1,635)
Increase (decrease) in liabilities	
Prepaid Expense	3,192
Due to Realted Party	(16,555)
Total adjustments	(23,506)
Net cash provided by operating activities	290,431

CASH FLOWS FROM FINANCING ACTIVITIES:

Net Increase in cash		290,431
Cash at beginning of year		2,758,402
Cash at end of year	$	3,048,833

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:

Interest	$	-
Income taxes to parent	$	108,826
Service Fees to Parent	$	3,727,014

The accompanying notes are an integral part of these financial statements   6

Notes to Financial Statements
December 31, 2020

Note 1: ORGANIZATION

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company was incorporated in Delaware on November 21, 1996, and is a wholly-owned subsidiary of Advent Software, Inc. ("Advent or Parent"). The Company conducts business with only one registered broker-dealer, Sungard Institutional Brokerage ("Sungard").

Prior to February 2, 2015 the Company was a wholly-owned, direct subsidiary of Advent. Advent entered into an Agreement and Plan of Merger with SS&C Technologies Holdings, Inc. ("SS&C"), a publicly-traded company, on February 2, 2015. As a result, the Company has become a wholly-owned, indirect subsidiary of SS&C.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in California. Federal income taxes are calculated as if the Company files on a separate return basis.

The parent company on a consolidated basis is subject to review by the Internal Revenue Service for years ending 2017, 2018 and 2019, for any tax assessments on previously filed returns. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return is filed with the IRS.

(b) Nature of Services

Consistent with the Company's 'Supplemental Statement of Income (SSOI)' filing with FINRA, the Company generates its revenue from commission-sharing. This relates to performance obligations on transactions subject to SEA Rule 10b-10 wherein the Company is engaged as a sub-agent for another broker dealer. It does not include net gains or losses from transactions made by the Company when acting as a principal or riskless principal.

Due to the nature of the Company's business, the changes in receivables, contract assets and contract liabilities with customers, due to revenue recognized from performance obligations satisfied in previous periods, were deemed immaterial.

(c) Revenue Recognition (ASC 606)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees on transactions, assessed by a government authority and collected from a customer, are excluded from revenue.

ASU 2014-09- In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company adopted the revenue recognition standard as of January 1, 2018, using a modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. Our implementation efforts include identifying revenues and costs within the scope of the standard, analyzing contracts and reviewing potential changes to our existing revenue recognition accounting policies. The Company evaluates and will report the potential impacts that these revenue recognition standards have on our financial statements, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements. There were no material changes to the opening balance of revenue and accounts receivable when the company adopted the modified retrospective approach.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2020.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(g) Goodwill and Other Intangible Assets

The Company accounts for business combinations pursuant to FASB ASC 805, *Business Combinations*. Goodwill in such acquisitions represents the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Subsequent to the Merger described in Note 1, the parent Company, SS&C, using *pushdown accounting* identified in a consensus report of the FASB Emerging Issues Task Force, under FASB 805 *Business Combinations*, transferred goodwill in the amount of $136,108,370 less fair value of additional assets totaling $2,538,585, in the form of additional paid-in-capital.

Pursuant to Accounting Standards Update ("ASU") 2017-04, Goodwill and Other (Topic 350) - *Simplifying the Test for Goodwill Impairment*, goodwill has an indefinite useful life and is not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate goodwill may be impaired. At December 31, 2020, management has made the determination that no impairment has incurred. Consequently, impairment expense for the year ended December 31, 2020 was zero and goodwill as of December 31, 2020 remains at $133,569,785.

Note 3: RECEIVABLES FROM BROKER-DEALERS AND OFF-BALANCE SHEET RISK

The Company provides a software platform for executing brokers with whom it has a revenue share relationship, for use of its proprietary software by clients of the executing broker. Full payment is required upon settlement of customer trades. The Company is exposed to risk of loss in the event that its executing broker fails to satisfy its obligation.

The receivables from the broker-dealer are pursuant to such revenue share agreement.

Note 4: REVENUE SHARING AGREEMENT

The Company has an agreement with a third party in which the Company shares in commissions and receives payments from Sungard Institutional Brokerage ("Sungard"), a registered broker-dealer. Payments are based on routing fees paid by customers to Sungard for trade order routing from Advent's order management system through Sungard's STN Network. The Company's share of the revenue generated from this arrangement for the year ending December 31, 2020 was $4,266,868. Pursuant to ASC 606, all revenue has been deemed to be recognized at a point-in-time.

Note 5: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on December 31, 2020 the Company's net capital of $2,115,442 exceeded the minimum net capital requirement of $100,000, and the

Note 5: NET CAPITAL REQUIREMENT (continued)

Company's ratio of aggregate indebtedness ($933,391) to net capital was 0.44:1 which is less than the 15:1 maximum ratio requirement.

Note 6: INCOME TAXES

For the year ended December 31, 2020, the Company had an income tax expense of $ 112,750.

Note 7: EXEMPTION FROM RULE 15c3-3

Under its membership agreement with FINRA, the Company will not claim an exemption from SEA Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073. The Company does not hold or carry customer funds or securities.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in revenue share with a counterparty. In the event the counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has one customer that is a broker dealer.

Note 9: COMMITMENTS AND CONTIGENCIES

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

The Company does not have a lease commitment due to the fact that their administrative costs are covered by a third party.

Note 10: COVID-19

During the period from January 1, 2020 through February 22, 2021, both domestic and international equity markets have experienced significant volatility due in large part to a virus known as the COVID-19. On January 30, 2020, the World Health Organization declared COVID-19 a public health emergency. An economic slowdown has impacted not only the United States, but the worldwide economy. Management is unable to estimate the impact this this public health emergency will have on the Company's financial position or its operating results and accordingly, no adjustments have been made to the accompanying financial statements.

Note 11: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2020 through February 22, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

SECOND STREET SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2020

	Focus 12/31/20	Audit 12/31/20	Change
Stockholder's equity, December 31, 2020	$ 136,390,735	$ 136,390,735	-
Less: Non allowable assets:			-
Accounts receivable	693,131	693,131	
Other assets	133,582,162	133,582,162	-
Tentative net capital	2,115,442	2,115,442	-
Haircuts:	-	-	-
NET CAPITAL	2,115,442	2,115,442	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 2,015,442	$ 2,015,442	-
Aggregate indebtedness	$ 933,391	$ 933,391	-
Ratio of aggregate indebtedness to net capital	0.44:1	0.44:1	-

**There were no noted differences between the
audit and focus filed at December 31, 2020.**

SECOND STREET SECURITIES, INC.

December 31, 2020

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation
as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements as supported by footnote 74 to SEC Release 34-70073.

SECOND STREET SECURITIES, INC.

Assertions Regarding Exemption Provisions

Second Street Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Second Street Securities, Inc.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

_____Debasish Banerjee, FINOP_____
(Name and Title)

2/22/21

13

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana. CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Second Street Securities, Inc., stated that Second Street Securities, Inc.'s, business activities are limited to providing technology and platform services to other broker dealers and that Second Street Securities, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. Second Street Securities, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. Second Street Securities, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Second Street Securities, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
16*39********2629*******************MIXED AADC 220
49829   FINRA    DEC
SECOND STREET SECURITIES INC
C/O DAVE BANERJEE
21860 BURBANK BLVD STE 150
WOODLAND HILLS, CA 91367-7415
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVE BANERJEE
(818) 657 0288

2. A. General Assessment (item 2e from page 2) $ _6,400.30_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_3,279—_

      _08/4/2020_
       Date Paid

   C. Less prior overpayment applied   (_φ_

   D. Assessment balance due or (overpayment)   _3,121.30_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $_3,121.30_

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐ $ _3,121.30_
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Second Street Securities Inc.
(Name of Corporation, Partnership or other organization)

Dave Banerjee
(Authorized Signature)

Dated the _2nd_ day of _February_, 20_21_.

Finop
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,266,868 .—

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   ∅

(2) Net loss from principal transactions in securities in trading accounts.   ∅

(3) Net loss from principal transactions in commodities in trading accounts   ∅

(4) Interest and dividend expense deducted in determining item 2a.   ∅

(5) Net loss from management of or participation in the underwriting or distribution of securities.   ∅

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   ∅

(7) Net loss from securities in investment accounts.   ∅

     Total additions   ∅

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   ∅

(2) Revenues from commodity transactions.   ∅

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   ∅

(4) Reimbursements for postage in connection with proxy solicitation.   ∅

(5) Net gain from securities in investment accounts   ∅

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   ∅

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   ∅

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    ∅

     (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ∅

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ∅

     Enter the greater of line (i) or (ii)   ∅

     Total deductions   ∅

2d. SIPC Net Operating Revenues $ 4,266,868

2e. General Assessment @ .0015 $ 6400.30

     (to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Second Street Securities, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Second Street Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Second Street Securities, Inc. (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Second Street Securities, Inc. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2021